SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

IMCLONE SYSTEMS INCORPORATED
(Name of Subject Company (Issuer))
ELI LILLY AND COMPANY
ALASKA ACQUISITION CORPORATION
(Name of Filing Persons (Offerors))
Common Stock, par value $0.001 per Share
(Titles of Classes of Securities)
45245W109
(CUSIP Number of Class of Securities)
Robert A. Armitage
Senior Vice President and General Counsel
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
Tel: (317) 276-2000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the filing person)
Copy to:
M. Adel Aslani-Far
Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
Tel: (212) 906-1200
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$N/A	$N/A
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No. N/A	Date Filed: N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑          third-party tender offer subject to Rule 14d-1.
☐          issuer tender offer subject to Rule 13e-4.
☐          going-private transaction subject to Rule 13e-3.
☐          amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Exhibit Index
EXHIBIT 99.1

     This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock, including the associated preferred stock purchase rights, of ImClone Systems Incorporated (“ImClone”) by Alaska Acquisition Corporation (the “Purchaser”), a wholly-owned subsidiary of Eli Lilly and Company (“Lilly”). Attached is the transcript of a conference call held with Lilly’s investors on October 6, 2008.
     The exhibit is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of ImClone common stock described in this filing has not commenced. At the time the offer is commenced, the Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and ImClone will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to ImClone shareholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.
Exhibit Index

Exhibit	Description

99.1	Transcript of Conference Call held on October 6, 2008